UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 8)*

                         CB RICHARD ELLIS GROUP, INC.
                  ------------------------------------------
                               (Name of Issuer)

                      CLASS A COMMON STOCK, $0.01 par value
                      -------------------------------------
                         (Title of Class of Securities)

                                  12497T101
                                  ---------
                               (CUSIP Number)

                              Gregory D. Hitchan
                          Blum Capital Partners, L.P.
                        909 Montgomery Street, Suite 400
                            San Francisco, CA 94133
                                (415) 434-1111
                             -------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              November 3, 2009
                              ----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 20

CUSIP NO. 12497T101            SCHEDULE 13D                      Page 2 of 20

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM CAPITAL PARTNERS, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3205364
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]
                                                                     (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          California

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      38,019,263**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 38,019,263**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,019,263**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               13.3%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                          PN, IA

-----------------------------------------------------------------------------
** See Item 5

                                  * * * * * *


CUSIP NO. 12497T101            SCHEDULE 13D                      Page 3 of 20

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON              RICHARD C. BLUM & ASSOCIATES, INC.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON             94-2967812
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY
-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3
-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          California

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      38,019,263**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 38,019,263**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,019,263**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               13.3%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              CO

-----------------------------------------------------------------------------
** See Item 5

                                  * * * * * *


CUSIP NO. 12497T101            SCHEDULE 13D                      Page 4 of 20

-----------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON                        BLUM STRATEGIC GP, L.L.C.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3303831
-----------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                     (b) [x]
-----------------------------------------------------------------------------
3.  SEC USE ONLY

-----------------------------------------------------------------------------
4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
  7.  SOLE VOTING POWER                                 -0-

   NUMBER OF      -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      38,019,263**
   BENEFICIALLY
   OWNED BY EACH  -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                  -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 38,019,263**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,019,263**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               13.3%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5 below

                                  * * * * * *


CUSIP NO. 12497T101            SCHEDULE 13D                      Page 5 of 20

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    BLUM STRATEGIC GP II, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3395150
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      38,019,263**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 38,019,263**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,019,263**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               13.3%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5 below

                                  * * * * * *


CUSIP NO. 12497T101            SCHEDULE 13D                      Page 6 of 20


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                   BLUM STRATEGIC GP III, L.L.C.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)     04-3809436
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      38,019,263**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 38,019,263**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,019,263**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               13.3%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5


                                  * * * * * *



CUSIP NO. 12497T101            SCHEDULE 13D                     Page 7 of 20


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM STRATEGIC GP III, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)     02-0742606
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      38,019,263**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 38,019,263**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,019,263**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               13.3%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              PN

-----------------------------------------------------------------------------
** See Item 5


                                  * * * * * *



CUSIP NO. 12497T101            SCHEDULE 13D                     Page 8 of 20


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    BLUM STRATEGIC GP IV, L.L.C.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)     26-0588693
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      38,019,263**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 38,019,263**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,019,263**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               13.3%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5


                                  * * * * * *



CUSIP NO. 12497T101            SCHEDULE 13D                     Page 9 of 20


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      BLUM STRATEGIC GP IV, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)     26-0588732
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      38,019,263**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 38,019,263**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,019,263**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               13.3%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              PN

-----------------------------------------------------------------------------
** See Item 5


                                  * * * * * *



CUSIP NO. 12497T101            SCHEDULE 13D                     Page 10 of 20


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                 SADDLEPOINT PARTNERS GP, L.L.C.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)     83-0424234
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      38,019,263**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 38,019,263**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,019,263**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              13.3%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5


                                  * * * * * *



CUSIP NO. 12497T101            SCHEDULE 13D                   Page 11 of 20

Item 1. Security and Issuer
----------------------------

This Amendment No. 8 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on November 18, 2008 by Blum Capital Partners, L.P., a California limited partnership ("Blum LP"); and Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Blum Strategic GP, L.L.C., a Delaware limited liability company ("Blum GP"); Blum Strategic GP II, L.L.C., a Delaware limited liability company ("Blum GP II"); Blum Strategic Partners II, L.P., a Delaware limited partnership ("Blum Strategic II"); Blum Strategic GP III, L.L.C., a Delaware limited liability company ("Blum GP III"); Blum Strategic GP III, L.P., a Delaware limited partnership ("Blum GP III LP"); Blum Strategic Partners III, L.P., a Delaware limited partnership ("Blum Strategic III"); Blum Strategic GP IV, L.L.C., a Delaware limited liability company ("Blum GP IV"); Blum Strategic GP IV, L.P., a Delaware limited partnership ("Blum GP IV LP") and Saddlepoint Partners GP, L.L.C., a Delaware limited liability company ("Saddlepoint GP") (collectively, the "Reporting Persons").

This amendment relates to shares of Class A Common Stock, $0.01 par value per share (the "Common Stock") of CB Richard Ellis Group, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 11150 Santa Monica Boulevard, Suite 1600, Los Angeles, California 90025.

The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D as previously amended.


Item 2. Identity and Background
--------------------------------

Item 2 is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed by Blum Capital Partners, L.P., a California limited partnership, ("Blum LP"); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Blum Strategic GP III, L.L.C., a Delaware limited liability company ("Blum GP III"); Blum Strategic GP III, L.P., a Delaware limited partnership ("Blum GP III LP"); Blum Strategic GP IV, L.L.C., a Delaware limited liability company ("Blum GP IV"); and Blum Strategic GP IV, L.P., a Delaware limited partnership ("Blum GP IV LP"); (collectively, the "Reporting Persons").

Blum LP is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory services. Blum LP is an investment advisor registered with the Securities and Exchange Commission. The sole general partner of Blum LP is RCBA Inc.


                                 * * * * * * *



CUSIP NO. 12497T101             SCHEDULE 13D                    Page 12 of 20


The principal business office address of Blum LP and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:


Name and               Business             Citizenship  Principal Occupation
Office Held            Address                              or Employment
--------------------  ----------------------- ---------  --------------------

Richard C. Blum      909 Montgomery St.        USA      President & Chairman,
President,           Suite 400                          Blum LP
Chairman & Director  San Francisco, CA 94133

Nils Colin Lind      909 Montgomery St.        USA and  Managing Partner,
Managing Partner     Suite 400                 Norway   Blum LP
& Director           San Francisco, CA 94133

Gregory L. Jackson   909 Montgomery St.        USA      Partner,
Partner              Suite 400                          Blum LP
                     San Francisco, CA 94133

John H. Park         909 Montgomery St.        USA      Partner,
Partner              Suite 400                          Blum LP
                     San Francisco, CA 94133

Arthur C. Young      909 Montgomery St.        USA      Partner,
Partner              Suite 400                          Blum LP
                     San Francisco, CA 94133

Douglas J. Dossey    909 Montgomery St.        USA      Partner,
Partner              Suite 400                          Blum LP
                     San Francisco, CA 94133

Gregory D. Hitchan   909 Montgomery St.        USA      Partner, Chief
Partner, Chief       Suite 400                          Operating Officer,
Operating Officer,   San Francisco, CA 94133            General Counsel and
General Counsel and                                     Secretary, Blum LP
Secretary

David H.S. Chung     909 Montgomery St.        USA      Partner,
Partner              Suite 400                          Blum LP


                                 * * * * * * *



CUSIP NO. 12497T101             SCHEDULE 13D                    Page 13 of 20


Name and               Business             Citizenship  Principal Occupation
Office Held            Address                              or Employment
--------------------  ----------------------- ---------  --------------------

Nadine F. Terman     909 Montgomery St.        USA      Partner,
Partner              Suite 400                          Blum LP
                     San Francisco, CA 94133

Jane J. Su           909 Montgomery St.        USA      Partner,
Partner              Suite 400                          Blum LP
                     San Francisco, CA 94133

Marc T. Scholvinck   909 Montgomery St.        USA      Partner & Chief
Partner, Chief       Suite 400                          Financial Officer,
Financial Officer,   San Francisco, CA 94133            Blum LP
Assistant Secretary
& Director


Blum GP III is a Delaware limited liability company whose principal business is acting as the general partner of Blum GP III LP, a Delaware limited partnership, whose principal business is acting as the general partner of Blum Strategic Partners III, L.P. ("Blum Strategic III"), whose principal office is 909 Montgomery Street, Suite 400, San Francisco, California 94133.

The principal business office address of Blum GP III and Blum GP III LP is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the managing members and members of Blum GP III, their addresses, citizenship and principal occupations are as follows:


Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Richard C. Blum      909 Montgomery St.        USA      President & Chairman,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

Nils Colin Lind      909 Montgomery St.        USA and  Managing Partner,
Managing Member      Suite 400                 Norway   Blum LP
                     San Francisco, CA 94133

Gregory L. Jackson   909 Montgomery St.        USA      Partner,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133


                                 * * * * * * *



CUSIP NO. 12497T101             SCHEDULE 13D                    Page 14 of 20


Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

John H. Park         909 Montgomery St.        USA      Partner,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

Arthur C. Young      909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

Douglas J. Dossey    909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

Gregory D. Hitchan   909 Montgomery St.        USA      Partner, Chief
Managing Member      Suite 400                          Operating Officer,
                     San Francisco, CA 94133            General Counsel and
                                                        Secretary, Blum LP

David H.S. Chung     909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

Nadine F. Terman     909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

Jane J. Su           909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

Marc T. Scholvinck   909 Montgomery St.        USA      Partner & Chief
Member               Suite 400                          Financial Officer,
                     San Francisco, CA 94133            Blum LP

Blum GP IV is a Delaware limited liability company whose principal business is acting as the general partner of Blum GP IV LP, a Delaware limited partnership, whose principal business is acting as the general partner of Blum Strategic Partners IV, L.P. ("Blum Strategic IV"), whose principal office is 909 Montgomery Street, Suite 400, San Francisco, California 94133.


                                 * * * * * * *



CUSIP NO. 12497T101             SCHEDULE 13D                    Page 15 of 20


The principal business office address of Blum GP IV and Blum GP IV LP is
909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the managing members and members of Blum GP IV, their addresses, citizenship and principal occupations are as follows:


Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Richard C. Blum      909 Montgomery St.        USA      President & Chairman,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

Nils Colin Lind      909 Montgomery St.        USA and  Managing Partner,
Managing Member      Suite 400                 Norway   Blum LP
                     San Francisco, CA 94133

Gregory L. Jackson   909 Montgomery St.        USA      Partner,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

John H. Park         909 Montgomery St.        USA      Partner,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

Arthur C. Young      909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

Douglas J. Dossey    909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

Gregory D. Hitchan   909 Montgomery St.        USA      Partner, Chief
Managing Member      Suite 400                          Operating Officer,
                     San Francisco, CA 94133            General Counsel and
                                                        Secretary, Blum LP

David H.S. Chung     909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133


                                 * * * * * * *



CUSIP NO. 12497T101             SCHEDULE 13D                    Page 16 of 20



Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Nadine F. Terman     909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

Jane J. Su           909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

Marc T. Scholvinck   909 Montgomery St.        USA      Partner & Chief
Member               Suite 400                          Financial Officer,
                     San Francisco, CA 94133            Blum LP


Saddlepoint GP is a Delaware limited liability company whose principal business is acting as the general partner of Saddlepoint Equity, L.L.C. ("Saddlepoint Equity"). The principal business office address of Saddlepoint GP, Saddlepoint Equity is 909 Montgomery Street, Suite 400, San Francisco, California 94133. Blum LP is the managing member of Saddlepoint GP. RCBA Inc. is the sole general partner of Blum LP. The principal business office for Blum LP and RCBA Inc. and the names of the executive officers and directors of RCBA Inc. and their addresses, citizenship and principal occupations are disclosed above.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Considerations
-----------------------------------------------------------

There have been no changes to Item 3 since the Schedule 13D Amendment filed on August 6, 2008.


                                  * * * * * *



CUSIP NO. 12497T101            SCHEDULE 13D                   Page 17 of 20

Item 4. Purpose of Transaction
-------------------------------

Item 4 is hereby amended to add the following:

On November 3, 2009, the Issuer issued a press release announcing that it intends to sell shares of its Class A common stock, par value $0.01 per share having an aggregate offering price of up to $300 million, from time to time, pursuant to an at-the-market offering program through Merrill Lynch, Pierce, Fenner & Smith Incorporated as sales agent and/or principal (the "Offering Program").

In connection with the Offering Program, certain of the Reporting Persons entered into a Waiver to Securityholders' Agreement, dated as of November 2, 2009 (attached hereto as Exhibit B, the "Waiver"), pursuant to which such Reporting Persons waived certain of their registration rights in connection with the Public Offering.

The information set forth in this Item 4 is qualified in its entirety by reference to the full text of the Waiver (Exhibit B hereto), which is incorporated by reference herein in its entirety.


Item 5. Interest in Securities of the Issuer
---------------------------------------------

(a),(b) According to the Issuer's Form 10Q, filed with the Commission on August 10, 2009, there were 285,920,372 shares of Common Stock issued and outstanding as of July 31, 2009. Based on such information, the Reporting Persons report beneficial ownership of the following shares of Common Stock:
(i) 1,380,113 shares of Common Stock held by Blum LP and RCBA Inc. on behalf of the limited partnerships for which Blum LP serves as the general partner, which represents 0.5% of the outstanding shares of the Common Stock;
(ii) 9,997,428 shares of Common Stock held by Blum GP on behalf of the limited partnership for which it serves as the general partner, which represents 3.5% of the outstanding shares of the Common Stock; and
(iii) 11,852,759 shares of Common Stock held by Blum GP II on behalf of the limited partnership for which it serves as the general partner and on behalf of the limited partnership for which it serves as the managing limited partner, which represents 4.1% of the outstanding shares of the Common Stock; (iv) 6,282,700 shares of Common Stock held by Blum GP III on behalf of the partnerships for which it serves as the general partner, which represents 2.2% of the outstanding shares of Common Stock; (v) 8,212,979 shares of Common Stock held by Blum GP IV on behalf of


                                  * * * * * *



CUSIP NO. 12497T101            SCHEDULE 13D                   Page 18 of 20


the partnerships for which it serves as the general partner, which represents 2.9% of the outstanding shares of Common Stock; (vi) 28,484 shares of Common Stock held by Saddlepoint GP on behalf of a limited liability company for which it serves as the managing member, which represents less than 0.1% of the outstanding shares of the Common Stock; (vii) 132,400 shares of Common Stock that are legally owned by The Nuclear Decommissioning Trust of Dominion Nuclear Connecticut, Inc. ("Dominion Connecticut"), which represents less than 0.1% of the outstanding shares of the Common Stock and 132,400 shares of the Common Stock that are legally owned by Virginia Electric and Power Company Qualified Nuclear Decommissioning Trust ("Virginia Electric"), which represents less than 0.1% of the outstanding shares of the Common Stock (collectively, the "Investment Advisory Clients"), with respect to which Blum LP has voting and investment power.

Each Investment Advisory Client has entered into an investment management agreement with Blum LP, but neither Investment Advisory Client has any contract, arrangement or understanding with the other Investment Advisory Client, or any other Reporting Person, with respect to the acquisition, ownership, disposition or voting of any shares of the Common Stock. Each Investment Advisory Client disclaims membership in a group with any Reporting Person or with the other Investment Advisory Client, and each disclaims beneficial ownership of any shares beneficially owned by the Reporting Persons other than for their own account.

Voting and investment power concerning the above shares are held solely by Blum LP, Blum GP and Blum GP II, Blum GP III, Blum GP IV and Saddlepoint GP. The Reporting Persons therefore may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 38,019,263 shares of the Common Stock, which is 13.3% of the outstanding Common Stock. As the sole general partner of Blum LP, RCBA Inc. is deemed the beneficial owner of the securities over which Blum LP has voting and investment power. The filing of this Schedule shall not be construed as an admission that any of the shareholders, directors or executive officers of RCBA Inc. or the managing members and members of Blum GP, Blum GP II, Blum GP III, Blum GP III LP, Blum GP IV, Blum GP IV LP, or Saddlepoint GP, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc., Blum GP, Blum GP II, Blum GP III, Blum GP III LP, Blum GP IV, Blum GP IV LP or Saddlepoint GP.


                                  * * * * * *



CUSIP NO. 12497T101            SCHEDULE 13D                   Page 19 of 20


c) The Reporting Persons have not made any transactions in securities of the Issuer during the last 60 days.

(d)  Not applicable.

(e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
----------------------------------------------------------------------

Item 6 is hereby amended to add the following:

The disclosure set forth above in Item 4 is hereby incorporated by reference in its entirety.


Item 7. Material to be Filed as Exhibits
-----------------------------------------

Exhibit A - Joint Filing Undertaking
Exhibit B - Waiver to Securityholders' Agreement


                                  * * * * * *

CUSIP NO. 12497T101             SCHEDULE 13D                    Page 20 of 20

                                 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 4, 2009

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          its general partner


By: /s/ Gregory D. Hitchan              By: /s/ Gregory D. Hitchan
    -------------------------------       -----------------------------------
    Gregory D. Hitchan,                   Gregory D. Hitchan,
    Partner, Chief Operating Officer,     Partner, Chief Operating Officer,
    General Counsel and Secretary         General Counsel and Secretary

BLUM STRATEGIC GP, L.L.C.             BLUM STRATEGIC GP II, L.L.C.


By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------       -------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Member and General Counsel            Managing Member and General Counsel

BLUM STRATEGIC GP III, L.L.C.            BLUM STRATEGIC GP III, L.P.
                                    By:  Blum Strategic GP III, L.L.C.
                                         its general partner


By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------       -------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Member and General Counsel            Managing Member and General Counsel

BLUM STRATEGIC GP IV, L.L.C.            BLUM STRATEGIC GP IV, L.P.
                                   By:  Blum Strategic GP IV, L.L.C.
                                        its general partner


By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------       -------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Member and General Counsel            Managing Member and General Counsel

SADDLEPOINT PARTNERS GP, L.L.C.
By:  Blum Capital Partners, L.P.
     its Managing Member
By:  Richard C. Blum & Associates, Inc.
     its General Partner


By: /s/ Gregory D. Hitchan
   -------------------------------
    Gregory D. Hitchan
    Partner, Chief Operating Officer,
    General Counsel and Secretary

                                  * * * * * *

CUSIP NO. 12497T101             SCHEDULE 13D                    Page 1 of 1

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  November 4, 2009

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          its general partner


By: /s/ Gregory D. Hitchan              By: /s/ Gregory D. Hitchan
    -------------------------------       -----------------------------------
    Gregory D. Hitchan,                   Gregory D. Hitchan,
    Partner, Chief Operating Officer,     Partner, Chief Operating Officer,
    General Counsel and Secretary         General Counsel and Secretary

BLUM STRATEGIC GP, L.L.C.             BLUM STRATEGIC GP II, L.L.C.


By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------       -------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Member and General Counsel            Managing Member and General Counsel

BLUM STRATEGIC GP III, L.L.C.            BLUM STRATEGIC GP III, L.P.
                                    By:  Blum Strategic GP III, L.L.C.
                                         its general partner


By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------       -------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Member and General Counsel            Managing Member and General Counsel

BLUM STRATEGIC GP IV, L.L.C.            BLUM STRATEGIC GP IV, L.P.
                                   By:  Blum Strategic GP IV, L.L.C.
                                        its general partner


By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------       -------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Member and General Counsel            Managing Member and General Counsel

SADDLEPOINT PARTNERS GP, L.L.C.
By:  Blum Capital Partners, L.P.
     its Managing Member
By:  Richard C. Blum & Associates, Inc.
     its General Partner


By: /s/ Gregory D. Hitchan
   -------------------------------
    Gregory D. Hitchan
    Partner, Chief Operating Officer,
    General Counsel and Secretary

                                  * * * * * *


                                  EXHIBIT B


                  WAIVER TO SECURITYHOLDERS' AGREEMENT

The parties identified on the signature page hereto have executed this waiver, dated as of November 2, 2009 (this "Waiver"), to that certain Securityholders' Agreement, by and among (i) CB Richard Ellis Services,Inc., a Delaware corporation, and CB Richard Ellis Group, Inc., a Delaware corporation formerly known as CBRE Holding, Inc. (the "Company"), (ii) Blum Strategic Partners, L.P., a Delaware limited partnership formerly known as RCBA Strategic Partners, L.P., Blum Strategic Partners II, L.P., a Delaware limited partnership, and Blum Strategic Partners II GmbH & Co. KG, a German limited partnership, (iii) Frederic V. Malek, (iv) Raymond E. Wirta and (v)
W. Brett White, dated as of July 20, 2001, as amended by that Amendment and Waiver dated as of April 14, 2004, the Second Amendment and Waiver dated as of November 24, 2004 and that certain Third Amendment and Waiver dated as of August 1, 2005 (together, the "Securityholders' Agreement"). Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Securityholders' Agreement.


                                     RECITALS:


            A. The Securityholders' Agreement provides for, among other things, the registration of shares of Common Stock (as defined below) held by the undersigned, upon the terms and subject to the conditions set forth therein;

            B. The Company intends to offer shares of its Class A common stock, par value $0.01 per share (the "Common Stock"), having an aggregate offering price of up to $300.0 million pursuant to a registered at-the-market offering program (the "Offering");

            C. The Company intends to utilize its automatic shelf registration statement on Form S-3 (File No. 333-155269) filed with the Securities and Exchange Commission on November 10, 2008 pursuant to the Securities Act of 1933, as amended (together with the prospectus supplement relating to the Offering that the Company intends to file with the Securities and Exchange Commission, the "Shelf Registration Statement") in connection with the Offering; and

            D. Each of the undersigned agrees to waive certain provisions in the Securityholders' Agreement in connection with the Shelf Registration Statement as set forth herein.

            NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto agree as follows:

            Section 1. Waiver. Each of the undersigned hereby acknowledges and agrees that it irrevocably and unconditionally waives any and all rights to include the undersigned's Registrable Securities in the Shelf Registration Statement in connection with the Offering.

            Section 2.  Miscellaneous Provisions.
            (a) The parties hereto will sign such further documents, cause such meetings to be held, resolutions passed, exercise their votes and do and perform and cause to be done such further acts and things as may be reasonably necessary in order to give full effect to this Waiver.

            (b) Notwithstanding anything in this Waiver to the contrary, except as expressly set forth herein, the Securityholders' Agreement shall remain in full force and effect without amendment or modification thereof.

            (c) This Waiver does not create any rights, claims or benefits inuring to any Person that is not a party hereto nor create or establish any third party beneficiary hereto.

            (d) This Waiver will be governed by, and construed in accordance with, the laws of the State of Delaware, applicable to contracts executed and to be performed entirely within that state.

            (e) This Waiver, together with the Securityholders' Agreement, sets forth the entire understanding of the parties hereto with respect to the subject matter hereof.

            (f) The section headings contained in this Waiver are for reference purposes only and will not affect the meaning or interpretation of this Waiver.

            (g) If any provision of this Waiver is declared by any court of competent jurisdiction to be illegal, void or unenforceable, all other provisions of this Waiver will not be affected and will remain in full force and effect.
            (h) This Waiver may be executed in any number of counterparts, each of which will be deemed to be an original and all of which together will be deemed to be one and the same instrument. Delivery of an executed counterpart of a signature page of this Waiver by facsimile or other electronic transmission shall be effective as delivery of a manually executed counterpart of this Waiver. This Waiver shall become effective as of the date set forth above on the date on which the Company has received executed counterparts of this Waiver from each of the undersigned.


                                  * * * * * *

IN WITNESS WHEREOF, each of the undersigned has executed this Waiver or caused this Waiver to be executed on its behalf as of the date first written above.


                               BLUM STRATEGIC PARTNERS, L.P.

                               By:  Blum Strategic GP, L.L.C., its general
                                    Partner

                                    By: /s/ Gregory D. Hitchan
                                       -------------------------------
                               Name:   Gregory D. Hitchan
                               Title:  Managing Member



       BLUM STRATEGIC PARTNERS II, L.P.

                               By: Blum Strategic GP II, L.L.C., its general partner

                                    By: /s/ Gregory D. Hitchan
                                       -------------------------------
                               Name:   Gregory D. Hitchan
                               Title:  Managing Member

                               BLUM STRATEGIC PARTNERS II GMBH
                               & CO. KG

                               By:  Blum Strategic GP II, L.L.C., its
                                    managing limited partner

                                    By: /s/ Gregory D. Hitchan
                                       -------------------------------
                               Name:   Gregory D. Hitchan
                               Title:  Managing Member


                          * * * * * *


                                    By: /s/ Raymond E. Wirta
                                       -------------------------------
                                        Raymond E. Wirta




                                    By: /s/ w. Brett White
                                       -------------------------------
                                        W. Brett White

                         * * * * * *


ACKNOWLEDGED AND AGREED as of the date first written above:


                               CB RICHARD ELLIS GROUP, INC.

                               By:      /s/ Lawrence H. Midler
                                       -------------------------------
                               Name:   Lawrence H. Midler
                               Title:  Executive Vice President,
                                       General Counsel & Secretary


                               CB RICHARD ELLIS SERVICES, INC.

                               By:      /s/ Lawrence H. Midler
                                       -------------------------------
                               Name:   Lawrence H. Midler
                               Title:  Executive Vice President,
                                       General Counsel & Secretary

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